

July 20, 2012

Via E-mail
Mr. Louis E. Holloway
President and Chief Executive Officer
Community First, Inc.
501 South James M. Campbell Blvd.
Columbia, Tennessee 38401

> **Re:** **Community First, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **Form 10-Q for the Quarterly Period Ended March 31, 2012**
> **Filed May 15, 2012**
> **File No. 000-49966**

Dear Mr. Holloway:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2012
Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Condition - Other Real Estate Owned, page 45

1. We note that you have had over $20 million in this account for the last two balance sheet dates. Given the significant balances noted, please tell us and revise future filings to include a discussion as to whether or not you actively market these properties, including whether or

not you are doing this through a third party or with bank staff and when you expect to dispose of them. Please also address how you continue to evaluate the need to recognize any potential further deterioration in the market value of each property and what triggering events would typically result in additional write-downs of any individual property. For example, we note your disclosure in Note 5 that the most recent analysis performed of this balance sheet account indicated that an additional discount of 15% should be applied to properties with appraisals performed within 12 months. Please tell us when this discount was recognized in the financial statements (by way of a charge to the financial statements) and disclose this amount in future filings.

2. Please provide us a listing of your largest five OREO properties at both the latest quarter (June 30, 2012) and year-end dates. Include a description of the property, original loan classification, original loan amount, specific write-downs prior to placing the property into foreclosure (including the specific write-downs you took on the day of transfer to this account), amount of write-downs since it has been in this account and details supporting the active marketing of these individual properties. Please also disclose this information in future filings as well. We may have further comments upon receipt and review of your response.

Liquidity and Capital Resources, page 61

3. Your first table in this section is labeled as "2011," but appears to represent information at March 31, 2012. Please note and revise in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Benjamin Phippen, Staff Accountant at (202) 551-3697 or me at (202) 551-3492 with any other questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant